Ultratrex Inc.

220 Orchard Road

Unit 05-02, Midpoint Orchard

Singapore 238852

Tel: +65 6235 3388

July 22, 2025

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Ms. Marion Graham

Re: Ultratrex Inc. (the “Company”)

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted June 3, 2025

CIK No. 0002046954

Dear Ms. Graham,

We submit this letter to the Staff of the United States Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 1 to Draft Registration Statement on Form F-1 confidentially submitted to the Commission on June 3, 2025. On the date hereof, the Company has submitted Amendment No. 2 to Draft Registration Statement (the “DRS/A2”). We set forth below in bold the comments in your letter relating to Amendment No. 1 to Draft Registration Statement followed by our responses to the comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1.	We note your response to prior comment 5. Please explain why your initial submission stated you had more than 70 customers and you now disclose your manufacturing and sales of amphibious heavy machinery business has 125 customers. Additionally, please revise to provide an “as of” date for this disclosure. We also note your statement on page 51 that you “have a wide customer base in respect of our dredging solutions business, comprising more than 5 customers.” Similarly revise to provide your number of customers for this line of business as of the end of each period included in your filing and further explain why you consider this to be a “wide customer base.”

RESPONSE: We respectfully advise the Staff that the figure referenced in our initial submission (70 customers) was an outdated figure which did not accurately reflect our customer base as of the financial year ended June 30, 2023 or 2024. We have further updated our disclosure at pages 3, 69, 70 and 72 of the DRS/A2 to clarify that our customer base comprises 125 customers as of the financial year ended June 30, 2024 and 132 customers as of the financial year ended June 30, 2023.

With respect to the number of customers for our dredging solutions business, we have further updated our disclosure at page 69 of the DRS/A2 to clarify that our customer base for that business comprises 5 customers as of the financial year ended June 30, 2024 and 2 customers as of the financial year ended June 30, 2023, and 2 customers as of the six months ended December 31, 2024 and nil customers as of the six months ended December 31, 2023. We have also revised our disclosure to refer to our customer base for our dredging solutions business as “diversified” rather than “wide” given that the customers span across Indonesia, Malaysia, Netherlands and the Philippines.

Risk Factors, page 10

2.	On page F-53, you identify three “customers whom represent 10% or more of the Group’s total revenue;” however, it appears that only Customer A accounted for 10% or more your revenue in 2024. Accordingly, please clarify the percentage of revenue each of these customers accounted for in each period and revise your disclosure as necessary. To the extent you rely on a limited number of customers, please revise to include a risk factor discussing risks related to this dependence. Additionally, to the extent these customers accounted for 10% or more of your revenues, please revise to identify these customers.

RESPONSE: We respectfully advise the Staff that we have revised the revenue concentration table on page F-54 in response to the Staff’s comment to reflect that only one customer, Customer A, accounted for 10% or more of our revenue in 2024. As such, we do not believe that our business is dependent on a limited number of customers and we have not included a risk factor related to customer concentration.

We further advise the Staff that the Company will file a redacted version of the agreement with Customer A as an exhibit to the registration statement. Due to the commercially sensitive nature surrounding the identity of our customers, the Company respectfully requests not to disclose the identity of Customer A in the public filing but is prepared to submit the unredacted agreement to the Staff on a supplemental and confidential basis under Rule 418 of the Securities Act of 1933.

Management’s Discussion and Analysis of Our Financial Condition and Results of Operations

Organization and reorganization, page 34

3.	Please revise the organizational diagram to clearly indicate the voting control of each of the beneficial owners that are a party to the Acting-in-Concert Agreement and include the voting control of those parties prior to and after the offering.

RESPONSE: We respectfully advise the Staff that we have revised the organizational chart at page 56 of the DRS/A2 in response to the Staff’s comment.

4.	We note your response to prior comment 8 and reissue in part. Please revise to clarify whether the concert party arrangement is still in effect and file the Acting-in-Concert Agreement as an exhibit.

RESPONSE: We respectfully advise the Staff that we have revised our disclosure at pages 36, 37 and F-10 of the DRS/A2 in response to the Staff’s comment and both acting-in-concert agreements, one in respect of the concert parties’ shareholding in Ultratrex Asia Pacific Pte. Ltd. and one in respect of their shareholding in Ultratrex Inc., will be filed as exhibits to the registration statement.

Liquidity and Capital Resources, page 44

5.	We note your response to prior comment 13 and reissue in part. Please revise to disclose an estimate of the amount of capital required to carry out your business plan for the next 12 months.

RESPONSE: We respectfully advise the Staff that we have revised our disclosure at page 47 of the DRS/A2 in response to the Staff’s comment

Note 1. General Information

3. 4. 5. Organization and reorganization, page F-8

6.	We note your response to prior comment 18. We also note that the report of your independent registered public accounting firm included in the registration statement has been issued for Ultratrex Inc., a Cayman Islands holding company, and its consolidated subsidiaries, although the reorganization described in Note 1 is incomplete. Your disclosures indicate that Ultratrex Inc. has not acquired Ultratrex Asia Pacific Pte. Ltd. as of the date of the audit report. Please tell us why your public accounting firm included an unrestricted audit report rather than a “to be issued” report due to the pending future event, namely the acquisition of Ultratrex Asia Pacific Pte. Ltd.

RESPONSE: We respectfully advise the Staff that the reorganization described in Note 1 to the financial statements has been completed on June 30, 2025.

7.	We note your response to prior comment 20 and your disclosures of the Acting-in-Concert Agreement signed on August 15, 2024. In order to better understand the power held by Salim, Hali m, Nursalim, and Taslim to collectively govern the Company’s financial and operating policies so as to obtain benefits from its activities, please explain and expand your disclosures for the following:

●	Clarify how the Concert Parties exercise their votes as shareholders in concert. For example, explain in what manner contractually are they required to make decisions together and coordinate their actions.

●	Define all the matters that require the decisions of the shareholders. For example, explain whether all the matters include electing directors, approving acquisitions, and changing corporate bylaws.

●	Tell us whether the Acting-in-Concert agreement remains in effect after the completion of the reorganization and offering.

RESPONSE: We respectfully advise the Staff that we have revised our disclosure at pages 36, 37, 38 and F-10 of the DRS/A2 in response to the Staff’s comment.

8.	We note your response to prior comment 21. Please tell us why the board of Ultratrex Machinery Sdn. Bhd. needed to legally mandate that Mr. Wong hold a 99% equity interest in PT Ultratrex Machinery Indonesia (“PT UMI”) from October 22, 2022 until April 24, 2024, when PT UMI had been deemed capitalized by Ultratrex Machinery Sdn. Bhd. Moreover, please clarify the “de facto” control held by the Group collectively that provided the power to govern PT UMI’s financial and operating policies so as to obtain benefits from its activities. For instance, explain any contractual arrangements giving power over PT UMI, exposure or rights to variable returns from involvement with PT UMI, and the ability to use power to affect those returns.

RESPONSE: We respectfully advise the Staff that the mandate by the board of Ultratrex Machinery Sdn. Bhd. (“UMSB”) for Mr. Wong to hold a 99% equity interest in PT UMI, which was in the form of a written agreement dated October 18, 2022 as between UMSB and Mr. Wong Kok Seng (the “Mandate”), was made solely to facilitate the incorporation of PT UMI in Indonesia. Mr. Wong held the shares in his personal capacity on behalf of UMSB pursuant to the Mandate. We have further revised our disclosure at pages 36 and F-9 of the DRS/A2 in response to the Staff’s comment. The Mandate will also be filed as an exhibit to the registration statement.

Results of Operations, page 39

9.	We note your response to prior comment 22. As part of the reorganization, it appears Ultratrex Inc. will acquire Ultratrex Asia Pacific Pte. Ltd. under common control due to the binding effect of the Acting-in-Concert Agreement. Please provide the following about the parties before and after the transaction and the offering:

●	Clarify the ownership percentages of the Concert Parties in Ultratrex Inc. and Ultratrex Asia Pacific. Ltd. upon the acquisition.

●	Describe the transfer of ownership percentages from the Concert Parties allowing Mr. Halim to exercise a controlling percentage of the total voting power of your authorized and issued shares upon the completion of the offering.

●	Explain the terms of any contractual arrangements of the transfer to Mr. Halim upon completion of the offering and tell us why this transaction does not result in a change of control from the Concert Parties collectively to Mr. Halim.

RESPONSE: We respectfully advise the Staff that we have revised our disclosure at pages 36, 37 and F-10 of the DRS/A2 in response to the Staff’s comment.

10.	We also note that the Ultratrex Asia Pacific Pte. Ltd. acquisition will be accounted for as a business combination under common control in accordance with the principles of IFRS 3. Please tell us your consideration of IFRS 3 paragraph 2(c) that specifically scopes out transactions that are business combinations involving entities or businesses under common control. Also tell us your consideration of IAS 8, paragraphs 10 -12 and revise your disclosures accordingly.

RESPONSE: We respectfully advise the Staff that the acquisition of Ultratrex Asia Pacific Pte. Ltd. will be accounted for as a business combination under common control as described in Note 1 to the financial statements. Accordingly, the Group is deemed to be under common control by the Concert Parties. Ultratrex Asia Pacific Pte. Ltd. is under common ownership with Ultratrex Inc., as both entities have the same group of shareholders. In addition, “common control” is updated as part of the disclosure pertaining to “Critical Accounting Estimates, Assumptions and Judgements” as disclosed in Note 3 to the financial statements.

We respectfully advise the Staff that we have updated our disclosure under “Organization and reorganization” on Page 35 of the DRS/A2 in response to the Staff’s comment.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq., Yarona L. Yieh, or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, yly@orllp.legal or jye@orllp.legal.

Sincerely,

/s/ Wong Kok Seng
Wong Kok Seng
Chief Executive Officer

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